Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We consent to the incorporation by reference in the registration statement (No. 333-171410) on Form F-3 of Textainer Group Holdings Limited of our reports dated March 15, 2012, with respect to the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2011, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 20-F of Textainer Group Holdings Limited.

/s/ KPMG LLP

San Francisco, California

August 16, 2012